Wintrust Financial Corporation
Form 10-K, Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

The following table presents the calculation of the ratio of earnings to fixed charges for the last five years.

(Dollars in thousands)		Years ended December 31,
		2017	2016	2015	2014	2013
Income before income taxes	A	$389,997	$331,854	$251,765	$246,431	$224,440

Interest expense:
Interest on deposits		$83,326	$58,409	$48,863	$48,411	$53,191
Interest on other borrowings	C	31,066	31,855	28,072	24,281	26,891

Total interest expense	B	$114,392	$90,264	$76,935	$72,692	$80,082

Ratio of earnings to fixed charges:
Including deposit interest	(A+B) / B	4.41x	4.68x	4.27x	4.39x	3.80x
Excluding deposit interest	(A+C) / C	13.55x	11.42x	9.97x	11.15x	9.35x